SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 18 )

Drexel Burnham Lambert Real Estate Associates II
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
Steven D. Cordes
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Bryan Cave LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 15, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

(Continued on following pages)

CUSIP No.	Not Applicable	13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON: AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.3%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	4	of	8	Pages

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.3%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	5	of	8	Pages

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable	13D	Page	6	of	8	Pages

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable	13D	Page	7	of	8	Pages
     This Amendment No. 18 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P. and AIMCO/IPT, Inc. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraphs:
     DBL Properties Corporation, a New York corporation, is the general partner (the “General Partner”) of the issuer, Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the “Partnership”). The General Partner is an affiliate of the Reporting Persons. The Partnership owned Presidential House, a 203-unit apartment complex located in Miami, Florida. On March 25, 2009, the Partnership entered into a Purchase and Sale Contract with a third party, Advenir, Inc., a Florida corporation (the “Purchaser”), to sell Presidential House to the Purchaser for a total sales price of $12,800,000. On July 15, 2009, the Partnership sold Presidential House, which was its sole investment property, to the Purchaser for a total sales price of $12,585,000 offset by a credit of $150,000 associated with the Purchaser’s assumption of the mortgages encumbering Presidential House.
Item 7. Material to be Filed as Exhibits.
Exhibit 10.1 Agreement of Joint Filing, dated, July 28, 2009.

CUSIP No.	Not Applicable	13D	Page	8	of	8	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2009

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
its General Partner

AIMCO/IPT, INC.
By:	/s/ Steve Cordes
Senior Vice President
of each of the foregoing entities

AGREEMENT OF JOINT FILING
     The parties listed below agree that the Amendment No. 18 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: July 28, 2009

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
its General Partner

AIMCO/IPT, INC.
By:	/s/ Steve Cordes
Senior Vice President
of each of the foregoing entities